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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Numbers          0-24780
                                                          33-73002-1

                           NOTIFICATION OF LATE FILING

     (Check One):
     [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR For Period Ended: December 31, 1998

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     -----------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
=============================================================================
                                     PART I
                             REGISTRANT INFORMATION

                              PROTECTION ONE, INC.
                      PROTECTION ONE ALARM MONITORING, INC.
                           (Full name of registrants)

                                       N/A
                           (Former name if applicable)

                        600 Corporate Pointe, 12th Floor
           (Address of principal executive office (street and number))

                          Culver City, California 90230
                           (City, state and zip code)

                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     On April 1, 1999, Protection One, Inc. ("Protection One") announced in a press release (included as an exhibit hereto), and in a report on Form 8-K filed on April 1, 1999, that as a result of discussions with the staff of the Securities and Exchange Commission ("SEC"), which continued through March 31, 1999, Protection One will restate its consolidated financial statements for the year ended December 31, 1997 and the first three quarters of 1998. These discussions with the staff of the SEC arose in connection with the staff's review of Protection One's preliminary information statement on Schedule 14C and the related filings relating to the proposed acquisition of Lifeline Systems, Inc.

     The registrants will not timely file their annual report on Form 10-K for the year ended December 31, 1998 because of the work that will be required to prepare and audit the restated consolidated financial statements, as well as to complete pending discussions with the staff of the SEC regarding certain issues relating to these restatements of the historical financial statements of Protection One.

     The SEC staff is also reviewing Protection One's amortization methodology use on customer accounts and the timing of non-recurring gains relating to the settlement of certain financial obligations. The company is working with the SEC staff to resolve these open issues.

     Due to the timing of the discussions with the SEC staff, the registrants could not eliminate these issues so as to timely file their annual report on Form 10-K without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

 John E. Mack III                                   (310) 342-6300
-----------------------------------------------------------------------------
 (Name)                                       (Area Code) (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                              [X] Yes [ ] No

   (3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes [ ] No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The largest adjustment results from a change in accounting treatment for the replacement of residential yard signs which will require Protection One to reverse an approximate $12.3 million acquisition-related expense recorded in 1997 and expense this amount in 1998. With the decision to exit the Westar trade name and utilize the Protection One brand name on a nationwide basis, the


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former Westar yard signs became obsolete. Protection One considered these charges to be exit costs and accrued the estimated costs of removing and replacing the obsolete signage in the fourth quarter of 1997. The impact of this change is to increase 1997 net income by approximately $7.4 million and to reduce 1998 net income by the same amount.

     Protection One also will restate 1997 and 1998 net income to expense the costs of yard signs for accounts acquired in acquisitions which have been capitalized. The impact of this adjustment will reduce 1997 net income by approximately $0.5 million and 1998 net income by approximately $2.5 million. Protection One management also determined a need to increase its 1998 expense provision for uncollectible accounts, which will reduce net income by approximately $3.6 million. In addition, Protection One will increase 1998 net income by approximately $0.5 million to reflect adjustments to purchase price allocations recorded in connection with its business acquisitions.

     The overall effect of these adjustments increases 1997 net income by approximately $6.9 million, or $0.10 per share, and decreases 1998 net income by approximately $13 million, or $0.12 per share.

                                 Protection One
                   Summary of Estimated Restatable Adjustments



1997 Adjustments:


Replace residential yard signs              $          7.4
Yard signs for acquired accounts                      (0.5)

Estimated Increase in Net Income            $          6.9



1998 Adjustments:


Replace residential yard signs              $         (7.4)
Yard signs for acquired accounts                      (2.5)
Bad debt expense                                      (3.6)
Purchase price allocations                              .5

Estimated Decrease in Net Income            $        (13.0)



Note - All amounts in millions and presented net of tax.


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                              PROTECTION ONE, INC.
                      PROTECTION ONE ALARM MONITORING, INC.
                 (Name of Registrants as Specified in Charter) have caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 1999                       PROTECTION ONE, INC.

                                          By:   /s/ JOHN E. MACK III
                                             --------------------------------
                                          Name:    John E. Mack III
                                               ------------------------------
                                          Title: Chief Executive Officer
                                                -----------------------------

Date: April 1, 1999                       PROTECTION ONE ALARM MONITORING, INC.

                                          By:   /s/ TOM K. RANKIN
                                             --------------------------------
                                          Name:    Tom K. Rankin
                                               ------------------------------
                                          Title: President
                                                -----------------------------

          Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)


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                                  EXHIBIT INDEX

Exhibit
Number         Description
------         -----------
 99.1          Press release issued April 1, 1999